Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX September 21, 2022

IPERIONX COMMISSIONS MINERAL DEMONSTRATION FACILITY

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IperionX has successfully commissioned Stage 2 of its Mineral Demonstration Facility (“MDF”) at the Titan Project in Tennessee, U.S.A., to produce a critical mineral concentrate rich in titanium and rare earth minerals.

▪	Stage 1 of the processing facility includes fine particle removal (<45 microns) via water, utilizing only hydro-cyclones, to produce a product ready for heavy mineral wet concentration.

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The Stage 2 processing upgrade consists of a series of water gravity spirals that separate valuable heavy minerals into a titanium, zircon and rare earth concentrate.  The MDF operation is an important element in IperionX’s outreach to a wide range of stakeholders and it highlights the low impact, sustainable nature of potential future operations at the Titan Project.

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A final Stage 3 upgrade will be commissioned later this year and will employ flotation and magnetic separation to produce separated rare earth mineral, zircon and titanium products.  These valuable products will be used to accelerate customer offtake negotiations and as an important feedstock for IperionX’s R&D projects across low carbon synthetic rutile and titanium metal production.

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IperionX has significantly advanced the Titan Project feasibility study metallurgical test work, including optimization flotation test work for rare earth minerals, which is expected to be complete by the end of 2022.

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IperionX is also evaluating a low capital, phased development approach for the Titan project that is likely to reduce upfront capex,  lower execution risk and potentially accelerate the permit application timeline.

Figure 1: Mineral Demonstration Facility in operation at the Titan Project

Corporate Office	Tennessee Office	Salt Lake City Office
129 W Trade St, Suite 1405 Charlotte, NC 28202	279 West Main St, Camden, TN 38320	1782 W 2300 S, West Valley City, UT 84119

Figure 2: Aerial view of the Mineral Demonstration Facility located on Company property at the Titan Project

Figure 3: IperionX team members at the commissioning of the Mineral Demonstration Facility

Anastasios (Taso) Arima, CEO and Managing Director said:

“We are committed to developing a world class critical minerals operation in Tennessee that will play an important role in sustainably re-shoring American jobs and supply chains.

The successful commissioning of the second stage of our Mineral Demonstration Facility is an important milestone to this commitment and provides a new platform to accelerate our customer engagement as well as educating our stakeholders and the broader community of the low impact, sustainable nature of potential operations in the region.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

www.iperionx.com

About IperionX

IperionX’s mission is to be the leading developer of low carbon, sustainable, critical material supply chains focused on advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s breakthrough titanium technologies have demonstrated the potential to produce titanium products that are sustainable, 100% recyclable, have low carbon intensity and to do so at product qualities that meet or exceed current industry standards. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and will be rapidly scaling the production from this facility in 2022. The Company also holds a 100% interest in the Titan Project, covering approximately 11,100 acres of titanium, rare earth minerals, high grade silica sand and zircon rich mineral sands properties in Tennessee.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.